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                                                                   Exhibit T3E-6

                      Planet Hollywood International, Inc.
        Election to Receive Cash in Lieu of Deferred PIK Notes and Stock

Dear PIK Note Holder:

In accordance with the Third Amended Joint Plan of Reorganization submitted by Planet Hollywood International, Inc., Et. Al. on November 4, 2002 and subsequently confirmed by the Bankruptcy Court on January 6, 2003, you are entitled to elect to receive cash in Full and Final Settlement of your allowed claim in the bankruptcy case as provided for in the Plan.

Article V - Treatment of Impaired Classes of Claims, Paragraph F - PIK Note Holders provides that you will receive a cash payment of $300.00 for your PIK
Note interest, if you make the Cash Election by May 30, 2003 (60 days after the Effective Date). A copy of the relevant provision of the Plan is set out on the reverse side of this document for your information and reference. If you would like a complete copy of the Plan please write: Planet Hollywood International, Inc., 7598 West Sand Lake Road, Orlando, FL 32819. Attention: PIK Note Redemption Department.

The attached check is provided to facilitate your payment, if you chose the Cash Election. By depositing, endorsing and/or cashing the check, you are irrevocably requesting to make the cash election pursuant to the terms of the Plan. If you chose not to elect the cash payment, please update any contact details, write the word "VOID" on the check, and return the updated contact information and voided check to the address above.

If you have any questions concerning the Cash Election, please call Tom Avallone at (407) 352-6886.

Thank you.

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                          F. Class 6 - PIK Note Holders

Class 6 consists of the Allowed Claims of the holders of PIK Notes. Debtors estimate there are $76,000,000.00 in aggregate Allowed Claims of Holders of PIK Notes. The Class 6 Claims are secured by fifth priority liens on the Memorabilia owned by PHM and on the personal property of all the Reorganized Debtors. In full satisfaction of these Allowed Claims, Holders of PIK Notes shall receive, on the Effective Date: (i) New PIK Notes in the amount of $20,000,000 secured by a Lien of the same relative priority and in the same collateral as the existing PIK Notes; and (ii) fifty-one percent (51%) of the equity in the Reorganized PHI. Distribution of equity to the Allowed Class 6 Claims will be done on a Pro Rata basis with each holder of an Allowed Class 6 Claim receiving individual equity ownership of the Reorganized PHI equal to the holders share of the total Allowed Class 6 Claims. PHI estimates that the number of existing PIK Holders who shall receive the New PIK Notes and new equity is approximately 214. The New PIK Notes will be paid quarterly payments of interest at nine percent (9%) per annum with a maturity date seven (7) years from the Effective Date, commencing March 30, 2003. If the Reorganized PHI determines it has insufficient funds to make such interest payments on the New PIK Notes, the Holders of the New PIK Notes will receive additional New PIK Notes in an amount equal to the unpaid interest payments. It is expected that 1,000 in New PIK Notes will be issued for each $3,000 PIK Notes face value, and $1,000 shall be the minimum lot size. However, no fractional New PIK Notes will be issued, and this issuance of New PIK Notes will be rounded to the nearest thousand. Thus, for any Holder of less than 3,000 PIK Notes, the Reorganized PHI will not issue physical New PIK Notes, but, instead, such Holder's interest in the New PIK Notes will be recorded in the books and records of the Reorganized PHI in memo form. Such Holders of less than 3,000 PIK Notes, may elect to receive Cash in lieu of New PIK Notes and equity at a rate of $150 per $1,000 in PIK Notes (?Cash Elections?). Such Holder must make the Cash Elections within sixty (60) days of the Effective Date by providing Reorganized PHI written notice of the Cash Elections. Thereafter within twenty (20) days of receipt of the Cash Elections, the Reorganized PHI shall remit such payments. The distribution of the New PIK Notes and the equity as set forth herein shall be in full satisfaction of the entire Allowed Claim of each holder of a PIK Note.

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By depositing, endorsing and/or cashing the check, you are irrevocably requesting to make the cash election pursuant to the terms of the Plan.
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